# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liberty Live Holdings, Inc., CIK 0002078416
CUSIP: 530909100
Title of class of securities: Series A Liberty Live Group Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 12/15/2025
Filed by CIK 0000937797
Persons authorized to receive notices and communications: John C. Malone, c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112, (720) 875-5400

## Reporting persons
- John C. Malone (CIK 0000937797): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 251,492; shared voting power 0; sole dispositive power 251,492; shared dispositive power 0; aggregate amount beneficially owned 251,492 (1% of the class)
  Comment: Note to Rows 7, 9 and 11:
  
  (1) Includes 26,533 shares of the Series A Liberty Live Group Common Stock, par value $0.01 per share (the "Series A Liberty Live Group Common Stock"), of Liberty Live Holdings, Inc., a Nevada corporation (the "Issuer"), held in a revocable trust (the "LM Revocable Trust") with respect to which John C. Malone ("Mr. Malone" or the "Reporting Person") and Mr. Malone's wife, Mrs. Leslie Malone ("Mrs. Malone"), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.
  
  (2) Includes 65,175 shares of Series A Liberty Live Group Common Stock held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.
  
  (3) Includes 159,784 shares of Series A Liberty Live Group Common Stock held in a revocable trust (the "JM Revocable Trust") with respect to which Mr. Malone is trustee. Mr. Malone has the right to revoke the JM Revocable Trust at any time.
  
  Note to Rows 7, 8, 9, 10 and 11:
  
  Does not include shares of Series A Liberty Live Group Common Stock issuable upon conversion of the 2,465,003 shares of the Issuer's Series B Liberty Live Group Common Stock, par value $0.01 per share (the "Series B Liberty Live Group Common Stock"), beneficially owned by Mr. Malone; however, if such shares of Series A Liberty Live Group Common Stock were included, Mr. Malone would beneficially own, in the aggregate, 2,716,495 shares of Series A Liberty Live Group Common Stock, and Mr. Malone's aggregate beneficial ownership of Series A Liberty Live Group Common Stock, as a series, would be approximately 9.7%, subject to the relevant footnotes set forth herein.
  
  Note to Row 13:
  
  Calculated based on the 25,573,685 shares of Series A Liberty Live Group Common Stock outstanding as of December 15, 2025, as provided by the Issuer to the Reporting Person. Furthermore, 2,530,951 shares of Series B Liberty Live Group Common Stock were outstanding as of December 15, 2025, as provided by the Issuer to the Reporting Person. Each share of Series B Liberty Live Group Common Stock is convertible, at the option of the holder, into one share of Series A Liberty Live Group Common Stock. The holders of Series A Liberty Live Group Common Stock and Series B Liberty Live Group Common Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer. Each share of Series A Liberty Live Group Common Stock is entitled to one vote and each share of Series B Liberty Live Group Common Stock is entitled to ten votes, in each case, on matters presented to stockholders of the Issuer for their approval. Accordingly, after giving effect to the shares of the Series B Liberty Live Group Common Stock beneficially owned by the Reporting Person, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 48.9% of the voting power with respect to the general election of directors of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Series A Liberty Live Group Common Stock, par value $0.01 per share
Name of issuer: Liberty Live Holdings, Inc.
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Comment: This Statement on Schedule 13D (this "Statement") relates to the Series A Liberty Live Group Common Stock, par value $0.01 per share (the "Series A Liberty Live Group Common Stock"), of Liberty Live Holdings, Inc., a Nevada corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing: John C. Malone
Residence or business address:
12300 Liberty Blvd.
Englewood, Colorado 80112
Present principal occupation or employment:
Chairman of the Board of Directors of Liberty Media Corporation
12300 Liberty Blvd.
Englewood, Colorado 80112
Criminal convictions in the last five years: Not applicable
Civil proceedings (securities laws) in the last five years: Not applicable
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of Series A Liberty Live Group Common Stock reported herein were acquired by John C. Malone ("Mr. Malone" or the "Reporting Person") pursuant to the split-off (the "Split-Off") of the Issuer from Liberty Media Corporation ("Liberty Media"), which was completed on December 15, 2025 (the "Split-Off Date"). As a result of the Split-Off, the Issuer became an independent, publicly traded company and the Series A Liberty Live Group Common Stock was registered under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"). The Split-Off was effected through a redemption and exchange, in which, among other things, each holder of a share of Liberty Media's Series A Liberty Live common stock, par value $0.01 per share, received one share of the Issuer's Series A Liberty Live Group Common Stock. As a result, immediately following the Split-Off, Mr. Malone beneficially owned 251,492 shares of Series A Liberty Live Group Common Stock.

For further information on the Split-Off, see the Registration Statement on Form S-4 filed by the Issuer with the Securities and Exchange Commission, file no. 333-288960.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired beneficial ownership of the shares reported on this Statement pursuant to the Split-Off, which was completed on December 15, 2025. The Reporting Person acquired and holds the shares for investment purposes.

In addition, on October 2, 2025, the Reporting Person filed a premerger notification filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 to acquire in excess of fifty percent of the outstanding voting securities of the Issuer. The waiting period for the notification ended on November 3, 2025. The Reporting Person currently intends to acquire additional voting securities of the Issuer to exceed such threshold following the Split-Off, including pursuant to the Malone-Bennett Exchange Agreement described in Item 6. However, there can be no assurance regarding the number, manner or timing of any such acquisitions or that the Reporting Person will ultimately acquire additional equity securities of the Issuer in the near term or in the future at all.

Except as otherwise described in this Statement, the Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may determine to change his intentions with respect to the Issuer at any time in the future and may instead, for example, elect to dispose of all or a portion of his holdings of shares, as the case may be. In reaching any determination as to his future course of action, the Reporting Person will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person beneficially owns (without giving effect to the conversion of shares of the Issuer's Series B Liberty Live Group Common Stock, par value $0.01 per share (the "Series B Liberty Live Group Common Stock"), into shares of Series A Liberty Live Group Common Stock) 251,492 shares of Series A Liberty Live Group Common Stock (including (i) 26,533 shares held in a revocable trust with respect to which Mr. Malone and his wife are trustees (the "LM Revocable Trust"), as to which shares Mr. Malone disclaims beneficial ownership, (ii) 65,175 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership and (iii) 159,784 shares held in a revocable trust (the "JM Revocable Trust") with respect to which Mr. Malone is trustee), which represent approximately 1.0% of the outstanding shares of Series A Liberty Live Group Common Stock.

The foregoing percentage was calculated based on the 25,573,685 shares of Series A Liberty Live Group Common Stock outstanding as of December 15, 2025, as provided by the Issuer to the Reporting Person. Furthermore, 2,530,951 shares of Series B Liberty Live Group Common Stock were outstanding as of December 15, 2025, as provided by the Issuer to the Reporting Person. Each share of Series B Liberty Live Group Common Stock is convertible, at the option of the holder, into one share of Series A Liberty Live Group Common Stock. The holders of Series A Liberty Live Group Common Stock and Series B Liberty Live Group Common Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer. Each share of Series A Liberty Live Group Common Stock is entitled to one vote and each share of Series B Liberty Live Group Common Stock is entitled to ten votes, in each case, on matters presented to stockholders of the Issuer for their approval. Accordingly, after giving effect to the shares of the Series B Liberty Live Group Common Stock owned by the Reporting Person, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 48.9% of the voting power with respect to the general election of directors of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person, and, to his knowledge, the LM Revocable Trust, the JM Revocable Trust and the Malone Family Land Preservation Foundation, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Series A Liberty Live Group Common Stock.
Transactions in the class effected during the past sixty days: Other than as described in this Statement, none of the Reporting Person nor, to his knowledge, the LM Revocable Trust, the JM Revocable Trust or the Malone Family Land Preservation Foundation, have effected any transactions with respect to the Series A Liberty Live Group Common Stock since the Split-Off Date.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On October 8, 2025, the JM Revocable Trust entered into a Stock Exchange Agreement (the "Malone-Bennett Exchange Agreement") with Hilltop Investments I, LLC, Hilltop Investments III, LLC and an irrevocable trust, each of which is affiliated with Robert R. Bennett (the "Bennett Entities"), pursuant to which the parties agreed to exchange 197,481 shares of Series C Liberty Live Group Common Stock, par value $0.01 per share, owned by the JM Revocable Trust for 197,481 shares of Series A Liberty Live Group Common Stock owned by the Bennett Entities (the "Exchange"). The Exchange was subject to the consummation of the Split-Off and remains subject to additional closing conditions set forth in the Malone-Bennett Exchange Agreement.

At the consummation of the Exchange upon the satisfaction or waiver (to the extent permissible) of the remaining closing conditions, the Reporting Person would become, on a pro forma basis, the beneficial owner of 448,973 shares of Series A Liberty Live Group Common Stock, representing approximately 1.8% of the outstanding shares of Series A Liberty Live Group Common Stock. Giving effect to the conversion of the 2,465,003 shares of Series B Liberty Live Group Common Stock beneficially owned by the Reporting Person, the Reporting Person would be the beneficial owner of 2,913,976 shares of Series A Liberty Live Group Common Stock, representing approximately 10.4% of the outstanding shares of Series A Liberty Live Group Common Stock. After giving effect to the shares of the Series B Liberty Live Group Common Stock beneficially owned by the Reporting Person, Mr. Malone would be the beneficial owner of voting equity securities representing approximately 49.3% of the voting power with respect to the general election of directors of the Issuer. The foregoing percentages were calculated, as applicable, based on the 25,573,685 shares of Series A Liberty Live Group Common Stock and 2,530,951 shares of Series B Liberty Live Group Common Stock outstanding as of December 15, 2025, each as provided by the Issuer to the Reporting Person.

## Signatures
- John C. Malone: /s/ John C. Malone, John C. Malone (12/17/2025)